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                                                                    EXHIBIT 12-B

                      FORD MOTOR COMPANY AND SUBSIDIARIES

         CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS
                                 (IN MILLIONS)

                                                          FOR THE YEARS ENDED DECEMBER 31
                                                  -----------------------------------------------
                                                   1998      1997      1996      1995      1994
                                                   ----      ----      ----      ----      ----
EARNINGS
  Income/(Loss) before income taxes and
     cumulative effects of changes in accounting
     principles.................................  $25,396   $10,939   $ 6,793   $ 6,705   $ 8,789
  Equity in net loss/(income) of affiliates plus
     dividends from affiliates..................       78       121        36       179      (182)
  Adjusted fixed charges(a).....................    9,215    10,911    10,801    10,556     8,122
                                                  -------   -------   -------   -------   -------
     Earnings...................................  $34,689   $21,971   $17,630   $17,440   $16,729
                                                  =======   =======   =======   =======   =======
COMBINED FIXED CHARGES AND PREFERRED STOCK
  DIVIDENDS
  Interest expense(b)...........................  $ 8,919   $10,570   $10,464   $10,121   $ 7,787
  Interest portion of rental expense(c).........      245       309       300       396       265
  Preferred stock dividend requirements of
     majority owned subsidiaries and
     trusts(d)..................................       55        55        55       199       160
                                                  -------   -------   -------   -------   -------
     Fixed charges..............................    9,219    10,934    10,819    10,716     8,212
Ford preferred stock dividend requirements(e)...      122        82        95       459       472
                                                  -------   -------   -------   -------   -------
     Total combined fixed charges and preferred
       stock dividends..........................  $ 9,341   $11,016   $10,914   $11,175   $ 8,684
                                                  =======   =======   =======   =======   =======
RATIOS
  Ratio of earnings to fixed charges(f).........      3.8       2.0       1.6       1.6       2.0
  Ratio of earnings to combined fixed charges
     and preferred stock dividends(f)...........      3.7       2.0       1.6       1.6       1.9

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(a) Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.

(b) Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.

(c) One-third of all rental expense is deemed to be interest.

(d) Preferred stock dividend requirements of Ford Holdings, Inc. (1995 - 1993), increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company's effective income tax rates. Beginning in the fourth quarter of 1995, includes requirements related to company-obligated mandatorily redeemable preferred securities of a subsidiary trust.

(e) Preferred stock dividend requirements of Ford Motor Company increased to an amount representing the pre-tax earnings which would cover such dividend requirements based on Ford Motor Company's effective income tax rates.

(f) Earnings used in calculation of the 1998 ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 2.0.